SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA, S.A.
(Name of Subject Company)

ENDESA, S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, nominal value €1.20 each

American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number of Class of Securities)

Álvaro Pérez de Lema
Authorized Representative of Endesa, S.A.
410 Park Avenue, Suite 410
New York, NY 10022
(212) 750-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:
Joseph B. Frumkin, Sergio J. Galvis, Richard A. Pollack, Angel L. Saad
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
1 (212) 558-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Endesa on March 7, 2006 and amended from time to time thereafter. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and previous amendments thereto remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in Schedule 14D-9.

IMPORTANT LEGAL INFORMATION

This document has been made available to shareholders of Endesa, S.A. (the "Company" or "Endesa"). Investors are urged to read Endesa’s Solicitation/Recommendation Statement on Schedule 14D-9, which was filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2006 and amended from time to time thereafter, as it contains important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov and at the Company’s principal executive offices in Madrid, Spain.

Statements in this document other than factual or historical information are “forward-looking statements”. Forward-looking statements regarding Endesa’s anticipated financial and operating results and statistics are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. No assurances can be given that the forward-looking statements in this document will be realized.

Forward-looking statements may include, but are not limited to, statements regarding: (1) estimated future earnings; (2) anticipated increases in wind and CCGTs generation and market share; (3) expected increases in demand for gas and gas sourcing; (4) management strategy and goals; (5) estimated cost reductions and increased efficiency; (6) anticipated developments affecting tariffs, pricing structures and other regulatory matters; (7) anticipated growth in Italy, France and elsewhere in Europe; (8) estimated capital expenditures and other investments; (9) expected asset disposals; (10) estimated increases in capacity and output and changes in capacity mix; (11) repowering of capacity; and (12) macroeconomic conditions.

The following important factors, in addition to those discussed elsewhere in this document, could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements:

•
Economic and Industry Conditions: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; natural disasters; the impact of more stringent environmental regulations and the inherent environmental risks relating to our business operations; and the potential liabilities relating to our nuclear facilities.

•
Transaction or Commercial Factors: Any delays in or failure to obtain necessary regulatory, antitrust and other approvals for our proposed acquisitions or asset disposals, or any conditions imposed in connection with such approvals; our ability to integrate acquired businesses successfully; the challenges inherent in diverting management's focus and resources from other strategic opportunities and from operational matters during the process of integrating acquired businesses; the outcome of any negotiations with partners and governments; any delays in or failure to obtain necessary regulatory approvals (including environmental) to construct new facilities or repower or enhance our existing facilities; shortages or changes in the price of equipment, materials or labor; opposition of political and ethnic groups; adverse changes in the political and regulatory environment in the countries where we and our related companies operate; adverse weather conditions, which may delay the completion of power plants or substations, or natural disasters, accidents or other unforeseen events; and the inability to obtain financing at rates that are satisfactory to us.

•	Political/Governmental Factors: Political conditions in Latin America and changes in Spanish, European and foreign laws, regulations and taxes.

•
Operating Factors: Technical difficulties; changes in operating conditions and costs; the ability to implement cost reduction plans; the ability to maintain a stable supply of coal, fuel and gas and the impact of fluctuations on fuel and gas prices; acquisitions or restructurings; and the ability to implement an international and diversification strategy successfully.

•	Competitive Factors: the actions of competitors; changes in competition and pricing environments; and the entry of new competitors in our markets.

Further information about the reasons why actual results and developments may differ materially from the expectations disclosed or implied by our forward-looking statements can be found under “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2005.

Except as may be required by applicable law, Endesa disclaims any obligation to revise or update any forward-looking statements in this document.

Item 9. Exhibits.

Item 9 is hereby amended and supplemented by adding the following:

(a) (2) (l)	Presentation on “Regulatory Framework for Non-Mainland Generation” at Mallorca Site Visit: June 9, 2006

Regulatory framework for non-mainland generation - Investor Relations Days Palma de Mallorca, June 2006

The regulatory framework for non-mainland generation has been completed with the enacting of the Ministerial Orders Contents Electricity Sector Law 1997  Establishes the specific character of the electricity systems in the islands and non-mainland territories  Commitment to enact specific regulation Royal Decree 1747/2003 Non-mainland generation is a regulated business: remuneration follows similar criteria as for transmission Detailed regulation pending developmentMinisterial Orders March 2006  They complete the pending regulatory development  Remuneration based on:  Capacity payment: Investment costs and fixed O&M Fuel and dispatching: fuels and variable O&M  Dispatching and settlement procedures

The Ministerial Orders for SEIE generation have created a stable regulatory framework (1/2)  Description Investment Guaranteed coverage of: Depreciation (25 years for fossil fuel, 65 years for hydro)  Financial remuneration: 10Y govt. bonds + 3% applied on net values  Investment value: real value + 50% of the difference between standard and real

The Ministerial Orders for SEIE generation have created a stable regulatory framework (2/2) Description Fuel, logistics, emission rights Fuel: Standard heat rates for normal operation, reserve, regulation and start-up CIF price in the international market Additional cost for having to operate at higher reserve margins Logistics: updated at CPI-1 CO2 emission rights: deficit from allocation of rights covered

The new framework recognises the deficit accumulated since 2001 SEIE generation costs according to Ministerial Orders  €, mn Investment and O&M Fuel 830 836 920 1.084 1.510 478 352 468 368 522 398 626 458 955 555 235 126 82 203 241 887* Total Deficit * Accumulated deficit, including financial costs. Provisional estimate as of Q1 2006, pending completion of audits, according to the Second Transitory Provision of Order ITC/914/2006, of March 30th, establishing the methodology to calculate the capacity payment for generation plants in ordinary regime in the non-mainland systems

The total amount of the SEIE deficit pending payment is €887mn SEIE deficit* €, mn  133 M€ deficit 2001-02 334 M€ deficit 2001-04 177 M€ deficit 2005 199 M€ deficit 2001-04 * Accumulated deficit, including financial costs. Provisional estimate as of Q1 2006, pending completion of audits, according to the Second Transitory Provision of Order ITC/914/2006, of March 30th, establishing the methodology to calculate the capacity payment for generation plants in ordinary regime in the non-mainland systems Deficit booked in Q1 2006 Deficit booked Total deficit pending payment 2001-2005 243 644 887 31 M€ financial costs 212 M€ revenues deficit 44 M€ deficit 2005

This new system recognises the specific characteristics in non-mainland generation Description Dispatch The system operator (REE) dispatched the generation units based on economic merit order and network and environmental constraints REE determines the hourly energy cost group by group as a function of the remuneration regime established in the Orders New dispatching procedures will lead to higher reserve margin, that will be remunerated Supply Suppliers pay OMEL (Spanish market operator) for the acquired energy, valued at the price of the mainland market They pay the access tariff to the distributor  Settlement OMEL pays the generators for their production, at mainland market prices The CNE (energy regulator) pays the differential between the price of mainland energy and the cost calculated by REE

Settlement procedure Generation cost calculated according to the Ministerial orders and the dispatching of the System Operator CNE SPECIAL REGIME ORDINARY REGIME OMEL Σ Average price in the mainland for each category of buyer (distributors, suppliers, elligible clients) kWh b.c. x PMPD kWh b.c. x PMPC kWh b.c. x PMPCC DISTRIBUTORS SUPPLIERS QUALIFIED CUSTOMERS

This new regulatory framework makes value creation possible Value creation drivers Investments Efficiency on new investments relative to the standards Extension of the useful life of investments made Operating and maintenance costs O&M cost efficiencies Fuel and logistics Fuel purchasing efficiencies relative to the CIF spot market Logistics management

The new regulatory framework provides an adequate profitability to a high growth activity EBITDA non-mainland generation M€ In accordance to Tariff Royal Decrees* Under new regulation 2001 107 2002 163 2003 201 2004 103 2005 129 2005 OOMM 342 Regulated activity with annual demand growth around 7-8% * Does not include the adjustments made to adapt the revenues to the methodology of the Royal Decree 1747 or the reports of the CNE

In summary… The new regulations resolve the generation issues of recent years: Recognition of the deficits accumulated since 2001 Definition of a stable regulatory environment The new regulatory framework includes… coverage of all costs sufficient returns on investment providing scope for value creation through optimisation of investments, O&M costs and fuel purchases

Disclaimer This presentation contains certain “forward-looking statements” regarding anticipated financial and operating results and statistics and other future events. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Endesa’s control or may be difficult to predict. The principal assumptions underlying these forecasts and targets relate to economic, market and regulatory environment. In addition to other factors described under “Risk Factors” in our annual report on Form 20-F for the most recent fiscal year and in the Documento Registro de Acciones presently in force registered with the Comisión Nacional de Valores, the following important factors could cause actual financial and operating results and statistics to differ materially from those expressed in our forward-looking statements: Materially adverse changes in economic or industry conditions generally or in our markets; the effect of existing regulations and regulatory changes; tariff reductions; the impact of any fluctuations in interest rates; the impact of fluctuations in exchange rates; the impact of more stringent regulations and the inherent environmental risks relating to our business operations; any delays in or failure to obtain necessary regulatory, antitrust and other approvals, or any conditions imposed in connection with such approvals; opposition or actions of partners, competitors and political or ethnic groups; adverse changes in the political and regulatory environment; adverse weather conditions; natural disasters, accidents or other unforeseen eventsNo assurance can be given that the forward-looking statements in this document will be realized. Except as may be required by applicable law, neither Endesa nor any of its affiliates intends to update these forward-looking statements. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Regulatory framework for non-mainland generation - Investor Relations Days - Palma de Mallorca, June 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 9th, 2006	By:	/s/ Álvaro Pérez de Lema
Title: Manager of North America Investor Relations